Exhibit 14.2

Vion Pharmaceuticals, Inc.

Code of Ethics for the Chief Executive Officer and Other Finance Employees

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and any other Vion officer or employees involved in Vion’s finance function (individually and collectively, the “Finance Employees”) hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all Vion stakeholders’ interests are appropriately balanced, protected and preserved.

This Code of Ethics for the Chief Executive Officer and Other Finance Employees provides principles to which the Finance Employees are expected to adhere and advocate.  They embody rules regarding individual and peer responsibilities, as well as responsibilities to other employees, the public and other Vion stakeholders.  The Finance Employees are expected to abide by this Code of Ethics as well as any other applicable Vion policies or guidelines in the employee handbook relating to the areas covered by this Code of Ethics.  Any violations of this Code of Ethics for the Chief Executive Officer and Other Finance Employees may result in disciplinary action, up to and including immediate termination of employment.

It is Vion’s intention that this Code of Ethics for the Chief Executive Officer and Other Finance Employees be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in U.S. Securities and Exchange Commission Regulation S-K Item 406.

All Finance Employees will:

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Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

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Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable, including information in Vion’s filings with and other submissions to the U.S. Securities and Exchange Commission and other public bodies.

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Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

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Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

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Respect the confidentiality of information except when authorized or otherwise legally obligated to disclose.

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Refrain from using confidential information for personal advantage.

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Share knowledge and maintain skills important and relevant to stakeholder’s needs.

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Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

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Exercise responsible use, control and stewardship over all assets and resources employed or entrusted.

Any Finance Employee who is or becomes aware of any suspected or known violations of this Code of Ethics for the Chief Executive Officer and Other Finance Employees, the Code of Ethics and Business Conduct, or other Vion policies or guidelines has a duty to promptly report such concerns either to his or her manager or another responsible member of management.  Vion will handle all inquiries discreetly and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.

This Code of Ethics for the Chief Executive Officer and Other Finance Employees is a statement of fundamental principles, policies, and procedures that govern the Finance Employees in the conduct of Vion’s business.  It is not intended to and does not create any rights in any employee, customer, user, supplier, competitor, stakeholder or any other person or entity.

Adopted by the Board of Directors on June 26, 2007.